Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material provisions of our capital stock. This summary does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, copies of which are provided as exhibits to our Annual Report on Form 10-K.
Authorized Capital Stock
Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.10 per share, and 15,000,000 shares of preferred stock, par value $1.00 per share. All outstanding shares of common stock are fully paid and nonassessable. There are no shares of preferred stock outstanding.
Voting Rights
The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our certificate of incorporation does not provide for cumulative voting in the election of directors or a classified board.
Dividend Rights
Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other Rights and Preferences
Stockholders holding at least twenty-five percent (25%) of the issued and outstanding shares of our common stock can request a special meeting of our stockholders for any purpose. Holders of our common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions, and there is no liability for further calls or assessments by the Company.
Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law
Various provisions contained in our certificate of incorporation, our bylaws, and Delaware law, including the following, could delay or discourage some transactions involving an actual or potential change in control of the Company or its management. Our certificate of incorporation authorizes the board of directors, without the requirement of further action by stockholders, to provide for the issuance of one or more series of preferred stock, the terms of which can be determined by the board of directors at the time of issuance. Our bylaws provide that vacancies on the board of directors can be filled only by the remaining directors. Our bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election to the board of directors or for proposing matters to be acted upon at stockholders’ meetings
Forum Selection Clause
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, will be the Court of Chancery of the State of Delaware.
Transfer Agent and Registrar
The Transfer Agent and Registrar for our common stock is Computershare, Inc.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “AJRD.”